# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LIQUIDITY SERVICES INC, CIK 0001235468
CUSIP: 53635B107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6931 ARLINGTON ROAD, 6931 ARLINGTON ROAD, BETHESDA, Maryland (MD), 20814
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001067406-25-000004
Filed by CIK 0001067406

## Reporting persons
- FORUM CAPITAL PARTNERS: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); sole voting power 539,355; shared voting power 0; sole dispositive power 539,355; shared dispositive power 0; aggregate amount beneficially owned 539,355 (1.7% of the class)
- STALEY CAPITAL ADVISERS INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 539,355; shared voting power 0; sole dispositive power 539,355; shared dispositive power 0; aggregate amount beneficially owned 539,355 (1.7% of the class)
- John A. Staley, IV.: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 539,355; shared voting power 0; sole dispositive power 539,355; shared dispositive power 0; aggregate amount beneficially owned 539,355 (1.7% of the class)
- William F. Stotz: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 565,555; shared voting power 0; sole dispositive power 565,555; shared dispositive power 0; aggregate amount beneficially owned 565,555 (1.8% of the class)
- James D. Roberge: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 658,355; shared voting power 0; sole dispositive power 658,355; shared dispositive power 0; aggregate amount beneficially owned 658,355 (2.1% of the class)
- Brian M. McInerney: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 539,355; shared voting power 0; sole dispositive power 539,355; shared dispositive power 0; aggregate amount beneficially owned 539,355 (1.7% of the class)
- Andrew J. Roberge: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 548,365; shared voting power 0; sole dispositive power 548,365; shared dispositive power 0; aggregate amount beneficially owned 548,365 (1.8% of the class)

## Item 1. Issuer
Name of issuer: LIQUIDITY SERVICES INC
Address of issuer's principal executive offices: 6931 ARLINGTON ROAD, 6931 ARLINGTON ROAD, BETHESDA, MARYLAND, 20814

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by the following parties, each referred to herein as "Reporting Person", and collectively, "Reporting Persons":

Forum Capital Partners, LP, a Pennsylvania limited partnership, ("Forum");

Staley Capital Advisers, Inc., a Pennsylvania corporation and federally-registered investment adviser. Staley Capital Advisers is the General Partner to Forum Capital Partners, LP.

Mr. John A. Staley I.V., Founding Partner of Staley Capital; Mr. William F. Stotz, Managing Director; Mr. James D. Roberge, Chief Investment Officer; Mr. Brian M. McInerney, President; and Mr. Andrew J. Roberge, Managing Director.

Mr. Staley, Mr. Stotz, Mr. McInerney, and Mr. James Roberge are hereinafter referred to as "Controlling Persons" of Staley Capital Advisers who may be deemed pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to be the beneficial owners of all common stock owned by Staley Capital clients for whom Staley Capital exercises discretion with respect to voting or disposition of the issuer's shares

The Reporting Persons have entered into a Joint Filing Agreement, dated April 30, 2026 or May 1, 2026, a copy of which is filed as an Exhibit to this Schedule 13G/A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934.
Address of principal business office or, if none, residence: One Oxford Centre, Suite 3950, Pittsburgh, PA 15219
Citizenship: United States of America

## Item 4. Ownership
Amount beneficially owned:
The information contained in each cover page to this Schedule 13G/A is incorporated by reference into this Item 4.

The ownership percentage calculated herein is based on 31,039,308 shares issued and outstanding as of February 2, 2026 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 6, 2026. All ownership information reported in the Cover Pages is as of March 31, 2026.

Staley Capital does not directly own any shares of the Issuer's Common Stock. In its role as the General Partner to Forum, Staley Capital may be deemed to beneficially own the shares reported herein. The Reporting Persons expressly disclaim beneficial ownership of the Issuer's Common Stock reported herein, except for the following: Mr. Stotz is the owner of 26,200 shares of the Common Stock; Mr. James Roberge is the owner of 119,000 shares of the Issuer's Common Stock and Mr. Andrew Roberge is the owner of 9,010 shares of the Issuer's Common Stock.
Percent of class: 1.74%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FORUM CAPITAL PARTNERS: Brian M. McInerney, President (05/14/2026)
- STALEY CAPITAL ADVISERS INC: Brian M. McInerney, President (05/14/2026)
- John A. Staley, IV.: John A. Staley, IV, Founding Partner (05/14/2026)
- William F. Stotz: William F. Stotz, Managing Director (05/14/2026)
- James D. Roberge: James D. Roberge, Chief Investment Officer (05/14/2026)
- Brian M. McInerney: Brian M. McInerney, President (05/14/2026)
- Andrew J. Roberge: Andrew J. Roberge, Managing Director (05/14/2026)
Comment: The Reporting Persons have entered into a Joint Filing Agreement, dated April 30, 2026 or May 1, 2026, a copy of which is filed as an Exhibit to this Schedule 13G/A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934.